

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 22, 2009

DIVISION OF
INVESTMENT MANAGEMENT

A. Vason Hamrick, Esq.
The Nottingham Company
116 S. Franklin Street
P.O. Box 69
Rocky Mount, NC 27802

Re: Starboard Investment Trust (the "Trust")
     File Numbers: 333-159484 and 811-22298

Dear Mr. Hamrick:

        We have reviewed the Trust's registration statement on Form N-1A filed on May 26, 2009 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust initially consists of a single series, G5 Arbitrage Fund (the "Fund"). The captions we use below correspond to the captions the Trust uses in its registration statement. You should consider a comment made with respect to one section to apply to similar disclosure elsewhere in the registration statement. We have the following comments.

General

1.   We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Prospectus

Cover Page

2.   Please provide an 80% policy specifying assets in G5 currencies consistent with Rule 35d-1 under the 1940 Act or explain to the staff why such a policy is not required. We are uncertain whether the paired holding test the Fund has identified in the last sentence of third paragraph of the principal investment strategy section on page 2 is consistent with Rule 35d-1. See also comment 3 below.

3.   Since the Fund uses the word "arbitrage" in its name, and we believe the generally accepted definition of the word includes the risk free purchase and sale of identical or equivalent securities or other instruments across two or more markets in order to benefit from small variances in their price relationship, we are uncertain whether the public fully understands the risks associated with the Fund. Arbitrage transactions must generally occur *simultaneously* to avoid exposure to market risk, or the risk that prices may change on one market before both transactions are complete. Assuming a theoretical efficient market and equivalent assets, arbitrage opportunities would rarely seem to exist. Moreover, to the extent arbitrage opportunities did exist, efficient market theory would suggest market participants will act to capture the arbitrage opportunities thereby eliminating the arbitrage pricing differential.

Arbitrage also generally requires large amounts of leverage and low transaction costs to capture the small price differences across markets. We note the Fund estimates its portfolio turnover at less than 100% on page 8 of the statement of additional information ("SAI").

It appears that the Fund intends to purchase and hold government-backed debt instruments and derivative securities of government-backed debt instruments in those markets where the interest rate income is highest, and simultaneously sell the same government-backed debt instruments and derivative securities of government-backed debt instruments and hold the short position in those markets charging the lowest interest rate on the short position. The Fund's return is derived from the spread between the yields of the instruments.

Please explain in your response letter the meaning of the word "arbitrage" in the Fund's name in light of its conventional definition and how that is consistent with the disclosed risk of loss of some or <u>all</u> Fund assets. Is the Fund's strategy consistent with public understanding of arbitrage? The Fund's simultaneous long/short positions seem to be an ongoing investment, and not the typical risk-free arbitrage transaction shareholders might expect.

Please explain in the prospectus how the Fund can engage in arbitrage with the disclosed portfolio turnover. Please explain clearly in the investment strategies section specifically what "arbitrage" the Fund intends to take advantage of and how it will do so. We suggest that the Fund provide an example for shareholders that will be consistent with its 80% test identified in comment 2 above.

4.   The first sentence of the third paragraph of the principal investment strategy section on page 2 states the Fund will purchase and hold government-backed debt instruments and derivatives thereof where the interest rate credit is highest. Please define the phrase "interest rate credit". Please discuss the anticipated holding periods and all risks that are presented by such holding periods. Please explain the assertion in the next paragraph that "there is no market fluctuation risk".

        Please explain the details of the Fund's maximum use of leverage and the risks and coverage requirements thereof, including application of the derivatives discussion on page 5 of the SAI. Moreover, the derivatives identified on page 4 of the prospectus constitute principal risks for the Fund and as such, they merit specific discussion in the Fund's principal investment strategies section.

5.   Please provide the specific risk disclosure required by Item 4(b)(1)(i) of Form N-1A as to "loss of money".

6.   Substitute the phrase "will" for the word "does" in the last sentence of the first full paragraph on page 3.

7.   In the "Counterparty Risk" section on page 3, the Fund states that "[t]he counterparties with which the Fund may trade may encounter financial difficulties that impair the operational capabilities or the capital position of the Fund." The disclosure does not adequately develop the counterparty risk section. For example, what liquidity issues are presented and what credit quality are the counterparties? What exposure will the Fund have to a single counterparty? Please expand the disclosure accordingly. We may have further comment.

8.   Please explain the Fund's asset coverage requirements and its ability to sell securities and/or currencies short. We note that there is some discussion as to the short sale of securities in the Fund's principal investment strategies, but there is no discussion of selling currencies short.

9.   On page 4 the Fund discloses that it expects "to frequently hold positions with a gross value several times its Net Assets." Please

explain how the Fund will comply with Section 18(f)(1) of the 1940 Act and any coverage requirements thereunder.

10.   Revise the heading "No Diversification" to "Non-Diversified" on page 4.

11.   Include the parenthetical phrase "(as a % of net assets)" instead of "(expenses that are deducted from Fund assets)" on page 5.

12.   Confirm that the fee table includes as an expense, any dividends paid on short sales, as well as any other estimated leverage expenses to be incurred by the Fund. In addition, please define the phrase "regular operating expenses" as used in the last sentence of footnote 3.

13.   Footnote 2 on page 5 refers a reader to page 9. We believe the fee disclosure is actually on page 7. Please revise the disclosure as needed.

14.   The disclosure states that the one year redemption fee is not included in the Example calculations. See Instruction 4(f) of Item 3 of Form N-1A. Please revise the disclosure as needed.

15.   We are unable to locate the Rule 12b-1 disclosure required by Item 7(b) of Form N-1A. Please revise the disclosure accordingly.

16   The second sentence of the last paragraph on page 8 discusses general Trust expenses. Revise the disclosure to state that none will be incurred during the Fund's first year, or revise the fee table to include such expenses.

17.   Delete the phrase "accepted by the fund" in the first sentence of the second full paragraph on page 9, or explain what addition to "good form" is required for acceptance by the Fund.

18.   Please revise the first sentence of the second full paragraph on page 10 to refer to "authorized" financial intermediaries.

19.   Insert the phrase "by an unaffiliated purchaser" after the word "shares" in the first sentence of the first full paragraph on page 12.

20.   The Fund cannot pass custodian charges to a redeeming shareholder as discussed in the first full paragraph on page 14 absent specific fee table disclosure.

Statement of Additional Information

21.   Update the securities lending discussion to include recent developments and bankruptcies, and the impact, if any, of these current events on securities lending risks and practices.

22.   Information required to describe the Fund's fundamental policies should be clearly understandable without the necessity of reading and interpreting the sections of 1940 Act. For example, please outline for investors the current borrowing parameters of the 1940 Act as presently applied to the Fund's fundamental policies. Please include a similar discussion as to the limit on pledging assets.

23.   We cannot locate the Fund's fundamental concentration policy. Please revise the fundamental policies accordingly, if needed.

24.   Please revise the last paragraph of the Fund's fundamental restrictions to take into account the requirements of Section 18(f)(1) of the 1940 Act

25.   The disclosure of Fund Officers and Trustees in the registration statement is incomplete. Moreover, the registration statement was signed by a single Trustee, a document execution that appears to be inconsistent with Section 6(a) of the 1933 Act.

Closing

26.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

27.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

28.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

29.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant